
03021134

Plantronics 2003 Annual Report







A little change can do you good.

PLANTRONICS: Since 1961, Plantronics has been helping people communicate more easily and effectively, and we are recognized as the world leader in communications headsets. We have a strong market position in headsets and related services in the office and contact center markets. We have also broadened our reach: Plantronics headsets are helping people communicate on the go and at home as well as in the workplace. Our products have become an integral part of the daily lives of millions of people around the world, and the markets we serve offer great potential.

Plantronics is traded on the New York Stock Exchange under the symbol PLT. We are headquartered in Santa Cruz, California. More information is available on our Web site: www.plantronics.com.

Communication is about connecting, and the most effective means of connecting with people is the human voice. At Plantronics, we are devoted to enhancing personal communications through the use of headsets. A small piece of technology—a little change for users—with profound implications for how people communicate. When we look at the world around us, we see two compelling trends. More and more people using headsets to improve their lives. And a wealth of opportunities for people to adopt our products.

The time for headsets has arrived.



" ...I need both hands free when I'm on the phone..."



For Steve, doing work means using the phone while he marks up documents scribbles notes, sketches out ideas. Now that he uses a headset, he doesn't mis: a word. He never loses an idea. And he no longer gets that annoying crick in hi: neck and shoulders. Adopting a headset is one little change that has translatec into a major improvement in Steve's working life.



"...when opportunity rings,
I answer the call..."



Tanya's "office" is seven stores throughout the city, and she's in the fielc every single day, checking out her locations, strolling through competitors stores, looking for problems, trends and inspiration. Since she added a headse to her cell phone, she stays in touch—with vendors, co-workers and friend without breaking stride.



With the ingredients flown in that morning, Yoshi experiments with new dishes—even as he shares ideas with other chefs, talks to suppliers, and chats with friends on his new headset telephone. Today, Yoshi can stay connected wherever he happens to be.





" ...I used to need three hands to run my business..."


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"...my client never knows when I'm using my headset..."


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Nor does Morgan's client know when she is collecting a fax or looking up a contact on her handheld or scrolling through the 12 e-mails that arrived while she was on the phone. Thanks to her headset, Morgan stays connected to the things that matter most—and never has to put anyone on hold.



" ...I can easily check voice mail while making a connection..."



It was a short flight, but when William got to Phoenix, 11 new voice mail messages had arrived. With his new headset, he can respond to his messages without missing a step. Transit time can be surprisingly productive—with the right tools.



Her cordless telephone freed Elizabeth from the tether of the phone line, but her newest accessory—her headset—lets her talk more naturally and listen more comfortably whether she's relaxing in front of the fire or working in the garden. Now her most cherished connection is that much more personal.



"...every week I have a fireside chat with my best friend from college...even though she lives 2,000 miles away..."

Dear Fellow Shareholders,

Would you like to make your life a little easier? Plantronics headsets let you use the phone more comfortably and more effectively whether you're at the office, on the road or back at home. Our products are small but sophisticated accessories that can make a big difference when you need to communicate. As we put it on the cover of this report, "a little change can do you good."

Headsets are becoming mainstream accessories for all kinds of people in all kinds of environments. Just as important, more and more people are turning to headsets from Plantronics. We've gone from space-age technology used by the first astronaut on the moon to innovative designs used by tens of millions of people. Our products deliver comfort, convenience and clarity as well as a sense of style, thanks to our ability to fuse state-of-the-art technology with cutting-edge fashion.

Our optimism about the future of headsets has translated into substantial investment in research and development over the last few years—and the products we created are generating real results. Our innovative MX100 mobile headset has won awards for both performance and design, and has proven to be popular with consumers as well—by this summer we will have sold a million units.

In fact, a substantial portion of our fiscal 2003 growth came from new products like the MX100. In fiscal 2003, our revenues increased 8.5%, our operating income increased 32%, and our earnings per share grew 20%. Improvements in the way we manage our supply chain allowed us to reduce inventory even while growing revenues, with the result that our inventory turns improved from 4.5 to 5. With increased profits and good working capital management, we generated $50 million of cash flow from operations, which we principally used to repurchase stock.

Our optimism continues because we believe the headset revolution is far from over. The convergence of cellular phones, personal computers and PDAs is helping everyone communicate when they're on the go, but it is also creating a need for a simple, intuitive way to control these devices. We want to be able to just talk and have things happen using the most natural interface of all: our own voice.

Plantronics is well positioned to help connect you, via your voice, with all of these emerging applications. As industry leaders look to add voice command and wireless connectivity to the tools they are developing, many are selecting Plantronics as their partner of choice.

Looking forward, we believe the products we plan to launch during the coming year will allow us to achieve further revenue and profit growth. I would like to thank our employees for their exceptional contributions, our shareholders for their continued support, our suppliers for their work with us to improve quality and cost competitiveness, our channel partners for their investments in growing our business, and above all, our customers, for giving us the opportunity to help them.

Yours truly,



Ken Kannappan, President and Chief Executive Officer

Financial Highlights

Fiscal year ended March 31, in thousands, except per share data	2002	2003
OPERATIONS		
Revenue	$ 311,181	$ 337,508
Net income	$ 36,248	$ 41,476
Diluted earnings per common share	$ 0.74	$ 0.89
Shares used in diluted per share calculations	49,238	46,584
FINANCIAL POSITION		
Total assets	$ 201,058	$ 205,209
Debt	—	—
Net working capital	$ 96,669	$ 103,605
Shareholders' equity	$ 141,993	$ 146,930
SELECTED RATIOS		
Gross margin	47.5%	50.1%
Operating margin	13.3%	16.1%
Return on sales	11.6%	12.3%
Return on equity	23.0%	28.7%
Days sales outstanding	51	54
Inventory turns	4.5	5.0


$283
$309
$391
$311
$338
99 00 01 02 03

Net Revenues (in millions)


$84
$93
$102
$41
$54
99 00 01 02 03

Total Operating Income (in millions)


$0.99
$1.22
$1.38
$0.74
$0.89
99 00 01 02 03

Diluted EPS


19.2%
20.9%
18.8%
11.6%
12.3%
99 00 01 02 03

Return on Sales


$20
$22
$27
$30
$34
99 00 01 02 03

Investment in Research and Development (in millions)


$87
$84
$68
$77
$50
99 00 01 02 03

Cash from Operating Activities (in millions)

Management's Discussion and Analysis of Financial Condition and Results of Operations

CERTAIN FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, we may from time to time make oral forward-looking statements. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall," and include, but are not necessarily limited to, all of the statements marked below with an asterisk ("*"). Such forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including but not limited to the following: the office, contact center, mobile, computer, residential, and other specialty product markets not developing as we expect; and a failure to respond adequately to either changes in technology or customer preferences. For a discussion of such factors, this Annual Report should be read in conjunction with the "Risk Factors Affecting Future Operating Results," set forth in our 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. The following discussions titled "Annual Results of Operations" and "Financial Condition" should be read in conjunction with those risk factors, the consolidated financial statements and related notes included elsewhere herein, and the discussion and additional disclosures in our Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon Plantronics' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. We recognize revenue net of estimated product returns and expected payments to resellers for customer programs including cooperative advertising, marketing development funds, volume rebates, and special pricing programs. Product returns are provided against revenues upon shipment, based on historical return rates, the product stage relative to its expected life cycle, and assumptions regarding the rate of sell-through to end users from our various channels based on historical sell-through rates. Should product lives vary significantly from our estimates, or should a particular selling channel experience a higher than estimated return rate, or a slower sell-through rate causing inventory build-up, then our estimated returns, which net against revenue, may need to be revised. Reductions to revenue for expected and actual payments to resellers for volume rebates and pricing protection are based on actual expenses incurred during the period, on estimates for what is due to resellers for estimated credits earned during the period and any adjustments for credits based on actual activity. If market conditions warrant, Plantronics may take action to stimulate demand, which could include increasing promotional programs, decreasing prices, or increasing discounts. Such actions could result in incremental reductions to revenue and margin at the time incentives are offered. To the extent that we reduce pricing, we may incur reductions to revenue for price protection based on our estimate of inventory in the channel that is subject to such pricing actions.

Accounts Receivable. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. Plantronics maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is reviewed monthly and adjusted if deemed necessary. If the financial condition of our customers should deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory. We maintain reserves for estimated excess and obsolete inventory based on projected future shipments using historical selling rates, and taking into account market conditions, inventory on-hand, purchase commitments, product development plans and life expectancy, and competitive factors. If markets for Plantronics' products and corresponding demand decline, then additional reserves may be necessary.

Warranty. We provide for the estimated cost of warranties at the time revenue is recognized. Our warranty obligation is affected by product failure rates and our costs to repair or replace the products. Should actual failure rates and costs differ from our estimates, revisions to the warranty obligation may be required.

Goodwill and Intangibles. As a result of acquisitions we have made, we have goodwill and intangible assets on our balance sheet. These assets affect the amount of future amortization expense and possible impairment charges that we may incur. The determination of the value of goodwill and intangible assets, as well as the useful life of amortizable intangible assets, requires management to make estimates and assumptions that affect our financial statements. We perform an annual impairment review of goodwill. If actual or expected revenue significantly declines, we may be required to record an impairment charge.

Deferred Taxes. We record deferred tax assets at the amounts estimated to be realizable. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of the corresponding assets, if we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, then an adjustment would be required.

ANNUAL RESULTS OF OPERATIONS

Net Sales. Net sales in fiscal 2003 increased 8.5% to $337.5 million compared to $311.2 million in fiscal 2002, which in turn decreased 20.4% compared to fiscal 2001 net sales of $390.7 million. Each of these fiscal years contained 52 weeks.

In fiscal 2003, our growth primarily came from revenues on new products developed within the last 24 months including office, mobile and computer products, as well as sales from the acquired Ameriphone product line. Compared to the prior year, on a worldwide basis, revenues grew in all major geographies and channels with the exception of original equiptment manufacturer ("OEM") sales. The decrease in OEM sales was more than offset by sales through Walker – Ameriphone distribution channels, and through our traditional distribution and retail channels.

Fiscal 2002 was a challenging year for Plantronics. Compared to fiscal 2001, on a worldwide basis, fiscal 2002 revenues declined in all major geographies and channels. While revenues from mobile products grew, revenues declined in all other product markets. The growth in our mobile products reflected modest overall market growth and, in our opinion, an improved market position.

Domestic sales increased 7.2% to $228.9 million in fiscal 2003, compared to a decrease of 19.8% to $213.7 million in fiscal 2002 from $266.3 million in fiscal 2001. Domestic sales in fiscal 2003 as compared to fiscal 2002 increased in all major U.S. channels, with the exception of OEM, with the most significant increases in sales of our Walker – Ameriphone products for the hearing impaired, as well as sales of our headsets. Ameriphone, Inc. was acquired in the fourth quarter of fiscal 2002.

Domestic sales in fiscal 2002 as compared to fiscal 2001 decreased in all major U.S. channels, including U.S. distribution, OEM and retail. We believe the decline was due to the recession in the U.S. and the severe cutbacks in IT and telecom equipment spending.

International sales accounted for approximately 32.2% of total net sales in fiscal 2003, up from 31.3% of total net sales in fiscal 2002 and 31.9% in fiscal 2001. International sales in fiscal 2003 as compared to fiscal 2002 increased 11.3% to $108.6 million compared to $97.5 million in fiscal 2002, which in turn decreased 21.7% compared to $124.5 million in fiscal 2001. The sales increase in fiscal 2003 reflected growth in each of the European, Asia Pacific/Latin American and Canadian regions and was favorably affected by the strengthening of the Euro and the Great British Pound during the year.

International sales in fiscal 2002 decreased as compared to fiscal 2001, in each of the European, Asia Pacific/Latin American and Canadian regions reflecting lagging economies.

We recognize that although certain economic indicators have improved, the overall economic environment remains uncertain, and we thus remain cautiously optimistic concerning the overall demand for our products in the current economic environment and the upcoming fiscal year. *

Gross Profit. Gross profit in fiscal 2003 increased 14.3% to $168.9 million (50.1% of net sales), compared to $147.8 million (47.5% of net sales) in fiscal 2002. Gross profit in fiscal 2002 decreased 29.5% compared to gross profit of $209.8 million (53.7% of net sales) in fiscal 2001. In fiscal 2003, the increase in gross profit as a percentage of net sales was favorably affected by foreign exchange rates and the achievement of cost reduction goals during the year. In addition, we were successful at better inventory management which led to lower requirements for provisions relating to excess and obsolete material. We also experienced lower requirements for warranty and improved factory utilization due to higher volumes on relatively fixed manufacturing overhead.

In fiscal 2002, the decrease in gross profit as a percentage of net sales compared to fiscal 2001 mainly reflected the decline in revenues of our higher margin office and contact center products and a resulting mix shift to lower margin products, particularly our mobile products. Lower sales volume resulted in fixed overhead costs being spread over a smaller number of units, causing gross margin to decline. We also increased our warranty provision and our provision for excess and obsolete inventory during fiscal 2002, reflecting our emphasis on more consumer-oriented products with higher return rates and more volatile demand.

Research, Development and Engineering. Research, development and engineering expenses in fiscal 2003 increased 11.8% to $33.9 million (10.0% of net sales), compared to $30.3 million (9.7% of net sales) in fiscal 2002. Research, development and engineering expenses in fiscal 2002 increased 12.2% compared to $27.0 million (6.9% of net sales) in fiscal 2001. The increases in these expenses in fiscal 2003 and fiscal 2002 reflected a marked increase in the number of products in the pipeline at a particularly active stage of development, our continued investment in new product development including Bluetooth™ and other wireless technologies, and a general broadening of our product line in each of our markets. As a result of the number of products in the development pipeline and key process improvements in development, we expect a modest decline in our product development expense as a percentage of net sales in fiscal 2004.*

Selling, General and Administrative. Selling, general and administrative expenses in fiscal 2003 increased 5.7% to $80.6 million (23.9% of net sales), compared to $76.3 million (24.5% of net sales) in fiscal 2002. Selling, general and administrative expenses in fiscal 2002 decreased 5.6% compared to $80.8 million (20.7% of net sales) in fiscal 2001. The overall increase in the level of spending in fiscal 2003 was to support increased revenues and also reflected the strengthening of the Euro and the Great British Pound against the dollar during the year, which increased the cost of marketing programs in Europe.

In fiscal 2002, the overall decrease in the level of spending compared with fiscal 2001 was consistent with the decline in revenues. The reduction in expenses in fiscal 2002 was attributable to Plantronics focusing on certain limited sales and marketing programs that we believed gave us a positive return on investment.

General and administrative expenses increased as a percentage of net sales in fiscal 2003 compared to fiscal 2002, mainly driven by higher legal expenses, a larger provision for doubtful accounts, and the inclusion of a full year of expenses relating to Ameriphone. General and administrative expenses in fiscal 2002 increased as a percentage of net sales from fiscal 2001, mainly driven by higher legal expenses, the addition of Ameriphone's general and administrative expenses from the date of acquisition during the fourth quarter of fiscal 2002, and the decline in revenues.

Operating Income. Operating income in fiscal 2003 increased 32.0% to $54.5 million (16.1% of net sales), compared to $41.3 million (13.3% of net sales) in fiscal 2002. Operating income in fiscal 2002 decreased 59.5% compared to $102.0 million (26.1% of net sales) in fiscal 2001. In fiscal 2003, the increase in operating income over fiscal 2002 was primarily driven by improved gross margin on higher net sales. In fiscal 2002, the decrease in operating income over fiscal 2001 was primarily driven by lower net sales and the corresponding decrease in gross profit.

Interest and Other Income, Net. Interest and other income in fiscal 2003 increased $0.4 million to $2.3 million compared to $1.9 million in fiscal 2002, which in turn increased $1.8 million compared to $0.1 million in fiscal 2001. The increase in interest and other income in fiscal 2003 was primarily attributable to foreign exchange gains due to more favorable European exchange rates. The increase in interest and other income in fiscal 2002 was also due to foreign exchange gains as the Euro and Great British Pound values strengthened against the dollar. Foreign currency transaction losses, net of the effect of hedging activity, for fiscal 2001 and 2002 were $2.2 million, and $0.4 million, respectively. Foreign currency transaction gains, net of the effect of hedging activity for fiscal 2003 were $0.9 million.

Income Tax Expense. In fiscal 2003, 2002, and 2001, income tax expense was $15.3 million, $7.0 million, and $28.6 million, respectively. Our effective tax rates for these years were 27%, 16%, and 28%, and included tax benefits of $1.7 million and $5.1 million, in 2003 and 2002, respectively, arising from expiration of statutes of limitations and a favorable tax assessment. In fiscal 2004, we expect the effective tax rate to be approximately 30%.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

Operating Activities. During the fiscal year ended March 31, 2003, we generated $50.1 million of cash from operating activities, due primarily to $41.5 million in net income, depreciation and amortization of $11.5 million, an income tax benefit of $2.4 million associated with the exercise of stock options, a decrease of $2.3 million in inventory and an increase of $1.4 million in accrued liabilities, respectively, offset by an increase of $6.7 million in accounts receivable and a decrease of $3.4 million in income taxes payable. In comparison, we generated $76.8 million in cash from operating activities for the fiscal year ended March 31, 2002, due mainly to $36.2 million in net income, depreciation and amortization of $9.5 million, decreases of $14.5 and $12.6 million in inventory and accounts receivable, respectively, an increase of $2.5 million in accounts payable, and an income tax benefit of $1.1 million associated with the exercise of stock options.

Investing Activities. During fiscal 2003, we purchased marketable securities of $13.0 million and received proceeds from maturities of marketable securities of $25.3 million. Expenditures for capital assets of $11.8 million were incurred principally in tooling for new products, furniture and fixtures and leasehold improvements for facilities expansion. During fiscal 2002, we purchased marketable securities of $27.3 million and received proceeds from maturities of marketable securities of $23.1 million. Expenditures for capital assets of $11.4 million were incurred principally in tooling for new products, furniture and fixtures and leasehold improvements for facilities expansion. In January 2002, we purchased Ameriphone, a leading supplier of amplified telephones and other solutions to address the needs of individuals with hearing impairment and other special needs. The net cash expended for this acquisition was $10.4 million.

Financing Activities. During the fiscal year ended March 31, 2003, we repurchased 2.9 million shares of our Common Stock for $44.8 million at an average price of $15.56 per share, and reissued through employee benefit plans 152,700 shares of our Treasury Stock for $2.2 million. As of March 31, 2003, we remained authorized to repurchase 265,400 shares under all repurchase plans. We also received $2.2 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2003. In the fiscal year ended March 31, 2002, we repurchased 3.6 million shares of our Common Stock at an average price of $20.10 for $72.1 million and reissued through employee benefit plans 133,110 shares of our Treasury Stock for $2.5 million. We also received $1.2 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2002.

Liquidity and Capital Resources. We generated positive cash flows from operations for fiscal 2003 and fiscal 2002 totaling $50.1 million and $76.8 million, respectively. Our primary cash requirements have been, and are expected to be, for capital expenditures, mainly for tooling for new products and leasehold improvements for facilities improvements and expansion, and for the repurchase of our Common Stock.* We estimate that fiscal 2004 capital expenditures will be approximately $13 million.* As of March 31, 2003, we had working capital of $103.6 million, including $59.7 million of cash, cash equivalents and marketable securities, compared with working capital of $96.7 million, including $60.3 million of cash, cash equivalents and marketable securities, as of March 31, 2002.

In July 2002, we renewed our revolving credit facility with a major bank at $75 million, including a $10 million letter of credit subfacility. The renewed facility and subfacility both expire on July 31, 2003, and we intend to renew these facilities in the ordinary course of business. As of April 30, 2003, we had no cash borrowings under the revolving credit facility and $0.9 million outstanding under the letter of credit subfacility. The terms of the credit facility contain covenants including a net funded debt to earnings before income taxes, depreciation and amortization ("EBITDA") ratio, an interest coverage ratio, and a quick ratio, that materially limit our ability to incur debt and pay dividends, among other matters. These covenants may adversely affect our financial position to the extent we cannot comply with them. We are currently in compliance with the covenants under this agreement.

Beginning in the first quarter of fiscal year 2002, and throughout fiscal 2003, we entered into foreign currency forward-exchange contracts, which typically mature in one month, to hedge the exposure to foreign currency fluctuations of expected foreign currency-denominated receivables, payables and cash balances. We record on the balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in results of operations. Gains and losses associated with currency rate changes on the contracts are recorded as other income (expense), offsetting transaction gains and losses on the related assets and liabilities.

In April of 2003, Plantronics began an additional hedging program to hedge a portion of Euro and Great British Pound revenues with put and call option contracts.

The following table summarizes our contractual obligations that were reasonably likely to occur as of March 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

CONTRACTUAL OBLIGATIONS

March 31, 2003 (in thousands)	Total	Payments Due by Period Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Operating leases	$ 11,050	$ 2,556	$ 3,294	$ 1,443	$ 3,757
Unconditional purchase obligations	28,874	28,874	—	—	—
Forward exchange contracts	3,200	3,200	—	—	—
Total contractual cash obligations	$ 43,124	$ 34,630	$ 3,294	$ 1,443	$ 3,757

We believe that our current cash, cash equivalents, and marketable securities balances together with anticipated cash flows from operations, will be sufficient to fund operations for at least the next 12 months.* However, any projections of future financial needs and sources of working capital are subject to uncertainty. See "Certain Forward-Looking Information" included herein and "Risk Factors Affecting Future Operating Results" set forth in our 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for factors that could affect our estimates of future financial needs and sources of working capital.

Consolidated Balance Sheets

(in thousands, except per share data)	March 31, 2002	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 43,048	$ 54,704
Marketable securities	17,262	5,021
Accounts receivable, net	43,838	50,503
Inventory, net	36,103	33,758
Deferred income taxes	5,866	6,357
Other current assets	2,452	2,674
Total current assets	148,569	153,017
Property, plant and equipment, net	35,700	36,957
Intangibles, net	4,584	3,682
Goodwill, net	9,542	9,386
Other assets	2,663	2,167
Total assets	$ 201,058	$ 205,209
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,071	$ 13,596
Accrued liabilities	25,868	27,235
Income taxes payable	11,961	8,581
Total current liabilities	51,900	49,412
Deferred tax liability	7,165	8,867
Total liabilities	59,065	58,279
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized, no shares outstanding	—	—
Common stock, $0.01 par value per share; 100,000 shares authorized, 59,226 shares and 59,728 shares issued at 2002 and 2003, respectively	592	597
Additional paid-in capital	152,194	158,160
Accumulated other comprehensive income (loss)	(1,203)	209
Retained earnings	243,874	285,350
	395,457	444,316
Less: Treasury stock (common: 13,368 and 16,090 shares at 2002 and 2003, respectively) at cost	(253,464)	(297,386)
Total stockholders' equity	141,993	146,930
Total liabilities and stockholders' equity	$ 201,058	$ 205,209

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except earnings per share)	Fiscal Year Ended March 31, 2001	2002	2003
Net sales	$ 390,748	$ 311,181	$ 337,508
Cost of sales	180,946	163,336	168,565
Gross profit	209,802	147,845	168,943
Operating expenses:			
Research, development and engineering	26,999	30,303	33,877
Selling, general and administrative	80,789	76,273	80,605
Total operating expenses	107,788	106,576	114,482
Operating income	102,014	41,269	54,461
Interest and other income, net	138	1,931	2,299
Income before income taxes	102,152	43,200	56,760
Income tax expense	28,602	6,952	15,284
Net income	$ 73,550	$ 36,248	$ 41,476
Net income per share - basic	$ 1.49	$ 0.77	$ 0.92
Shares used in basic per share calculations	49,213	47,304	45,187
Net income per share - diluted	$ 1.38	$ 0.74	$ 0.89
Shares used in diluted per share calculations	53,263	49,238	46,584

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended March 31, 2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 73,550	$ 36,248	$ 41,476
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,443	9,464	11,482
Deferred income taxes	(1,406)	1,028	1,211
Income tax benefit associated with stock options	16,574	1,106	2,389
Loss on disposal of fixed assets	38	142	17
Changes in assets and liabilities, excluding effects of acquisition:			
Accounts receivable, net	(8,050)	12,559	(6,665)
Inventory, net	(14,483)	14,532	2,345
Other current assets	(58)	316	(222)
Other assets	(270)	(27)	548
Accounts payable	(611)	2,531	(475)
Accrued liabilities	(7,209)	(517)	1,367
Income taxes payable	736	(558)	(3,380)
Cash provided by operating activities	68,254	76,824	50,093
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of marketable securities	17,750	23,143	25,263
Purchase of marketable securities	(25,885)	(27,271)	(13,020)
Capital expenditures and other assets	(17,393)	(11,368)	(11,752)
Acquisition of Ameriphone, net of cash acquired	—	(10,416)	—
Cash (used for) provided by investing activities	(25,528)	(25,912)	491
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury stock	(40,050)	(72,082)	(44,826)
Proceeds from sale of treasury stock	2,781	2,516	2,245
Proceeds from exercise of stock options	15,097	1,189	2,241
Cash (used for) financing activities	(22,172)	(68,377)	(40,340)
Effect of exchange rate changes on cash and cash equivalents	(281)	(31)	1,412
Net increase (decrease) in cash and cash equivalents	20,273	(17,496)	11,656
Cash and cash equivalents at beginning of year	40,271	60,544	43,048
Cash and cash equivalents at end of year	$ 60,544	$ 43,048	$ 54,704
SUPPLEMENTAL DISCLOSURES			
Cash paid for:			
Interest	$ 93	$ 112	$ 132
Income taxes	$ 14,257	$ 11,778	$ 16,194

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at March 31, 2000	48,896,613	$ 576	$ 114,355	$ (891)	$ 134,076	$ (142,740)	$ 105,376
Net income	—	—	—	—	73,550	—	73,550
Foreign currency translation adjustments	—	—	—	(281)	—	—	(281)
Comprehensive income							73,269
Exercise of stock options	1,516,000	15	15,082	—	—	—	15,097
Income tax benefit associated with stock options	—	—	16,574	—	—	—	16,574
Purchase of treasury stock	(1,333,100)	—	—	—	—	(40,050)	(40,050)
Sale of treasury stock	99,925	—	2,177	—	—	604	2,781
Balance at March 31, 2001	49,179,438	591	148,188	(1,172)	207,626	(182,186)	173,047
Net income	—	—	—	—	36,248	—	36,248
Foreign currency translation adjustments	—	—	—	(31)	—	—	(31)
Comprehensive income							36,217
Exercise of stock options	127,449	1	1,188	—	—	—	1,189
Income tax benefit associated with stock options	—	—	1,106	—	—	—	1,106
Purchase of treasury stock	(3,581,421)	—	—	—	—	(72,082)	(72,082)
Sale of treasury stock	133,110	—	1,712	—	—	804	2,516
Balance at March 31, 2002	45,858,576	592	152,194	(1,203)	243,874	(253,464)	141,993
Net income	—	—	—	—	41,476	—	41,476
Foreign currency translation adjustments	—	—	—	1,412	—	—	1,412
Comprehensive income							42,888
Exercise of stock options	502,147	5	2,236	—	—	—	2,241
Income tax benefit associated with stock options	—	—	2,389	—	—	—	2,389
Purchase of treasury stock	(2,874,800)	—	—	—	—	(44,826)	(44,826)
Sale of treasury stock	152,700	—	1,341	—	—	904	2,245
Balance at March 31, 2003	43,638,623	$ 597	$ 158,160	$ 209	$ 285,350	$ (297,386)	$ 146,930

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. THE COMPANY

Plantronics introduced the first lightweight communications headset in 1962. Since that time, we have become a worldwide leading designer, manufacturer and marketer of lightweight communications headset products.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates and Assumptions. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation. The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated upon consolidation.

Fiscal Year. Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have indicated our accounting year ended on March 31. Results of operations for the fiscal years 2001, 2002 and 2003 all included 52 weeks.

Cash, Cash Equivalents, and Marketable Securities. We consider all highly liquid investments with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Investments maturing between 3 and 12 months from the date of purchase are classified as marketable securities.

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates that designation as of each balance sheet date. As of March 31, 2003, investment securities were classified as held-to-maturity, as we intended, and had the ability to hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value.

The estimated fair values of cash equivalents and marketable securities are based on quoted market prices. As of March 31, 2002 and 2003, we had $17.3 million and $5.0 million in marketable securities, respectively, which consisted of corporate and government bonds, were classified as held-to-maturity, and had maturities of less than one year. As of the dates below, our cash and cash equivalents consisted of the following:

	March 31,	
(in thousands)	2002	2003
Cash	$ 7,511	$ 31,727
Cash equivalents	35,537	22,977
Cash and cash equivalents	$ 43,048	$ 54,704

Inventory. Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We periodically review for excess and obsolete inventories and reduce carrying amounts to estimated net realizable value.

Depreciation and Amortization. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are principally calculated using the straight-line method over the estimated useful lives of the respective assets. In accordance with our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, for periods subsequent to April 1, 2001, but is tested annually for impairment, or more often as deemed necessary. Identified intangible assets are amortized over their estimated economic lives, which range from three to seven years. Depreciation expense for fiscal 2001, 2002, and 2003 was $8.9 million, $8.9 million and $10.6 million, respectively.

Revenue Recognition. Revenue is recognized net of estimated product returns, exchanges, credits for price protection, volume rebates, and sales incentive credits given to customers in excess of the fair value of benefits received. Revenue from sales is recognized when a purchase order has been received, the product has been shipped, title has transferred to the customer, the sales price is fixed or determinable and collection of the resulting receivable is probable. We also provide for the estimated cost of repair or replacement products under warranty at the time of sale.

Research and Development Costs. Research and development costs are charged to operations as incurred.

Advertising Costs. We expense all advertising costs as incurred. Advertising expense for the years ended March 31, 2001, 2002 and 2003 was $6.7 million, $2.5 million, and $3.4 million, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject Plantronics to concentrations of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Our cash investment policies limit investments to those that are short-term and low risk. Our cash investment policies also limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as creditworthy. Cash equivalents have an original or remaining maturity when purchased of 90 days or less; marketable securities have an original or remaining maturity when purchased of greater than 90 days, but less than one year. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise our customer base, and their dispersion across different geographies and markets. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. We maintain an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

Fair Values of Financial Instruments. The carrying values of our financial instruments, including cash, cash equivalents, marketable securities, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities.

Income Taxes. We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. We account for tax credits as a reduction of tax expense in the year in which the credits reduce taxes payable.

Foreign Operations and Currency Translation. The functional currency of the Mexican manufacturing operations and European sales and logistics headquarters is the U.S. dollar. Accordingly, all revenues and cost of sales related to foreign operations are recorded using the U.S. dollar as functional currency. The functional currency of our foreign sales and marketing and research and development operations is the local currency of the respective operations. The assets and liabilities of the subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items are translated using the average exchange rate for the period. Cumulative translation adjustments are included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

Derivatives. Plantronics has entered into foreign exchange forward contracts to minimize the impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Gains and losses resulting from exchange rate fluctuations on forward foreign exchange contracts are recorded in interest and other income, net, and are offset by the corresponding foreign exchange transaction gains and losses from the foreign currency denominated assets and liabilities being hedged. Fair values of foreign exchange forward contracts are determined using quoted market forward rates.

Earnings Per Share. Basic Earnings Per Share ("EPS") is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Basic EPS excludes the dilutive effect of stock options. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased using the proceeds from the exercise of stock options.

Following is a reconciliation of the numerators and denominators of basic and diluted EPS:

	Fiscal Year Ended March 31,		
(in thousands, except earnings per share)	2001	2002	2003
Net income	$ 73,550	$ 36,248	$ 41,476
Weighted average shares-basic	49,213	47,304	45,187
Effect of dilutive securities-employee stock options	4,050	1,934	1,397
Weighted average shares-diluted	53,263	49,238	46,584
Net earnings per common share-basic	$ 1.49	$ 0.77	$ 0.92
Net earnings per common share-diluted	$ 1.38	$ 0.74	$ 0.89

Dilutive potential common shares consist of employee stock options. Outstanding stock options to purchase approximately 3.5 million and 6.8 million shares of Plantronics' stock at March 31, 2002 and 2003, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. Antidilutive employee stock options were not material at March 31, 2001.

Comprehensive Income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Accumulated other comprehensive income (loss), as presented in the accompanying consolidated balance sheets, consists of foreign currency translation adjustments.

Stock-Based Compensation. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had we recorded compensation expense as provided in SFAS 123.

Had compensation expense for our stock option and stock purchase plans been determined based on the methods prescribed by SFAS 123, our net income and net income per share would have been as follows:

	Fiscal Year Ended March 31,		
(in thousands, except earnings per share)	2001	2002	**2003**
Net income:			
Net income - as reported	$ 73,550	$ 36,248	**$ 41,476**
Less stock based compensation expense determined under fair value based method, net of tax effects	(12,023)	(13,607)	**(14,196)**
Net income - pro forma	$ 61,527	$ 22,641	**$ 27,280**
Basic net income per share - as reported	$ 1.49	$ 0.77	**$ 0.92**
Basic net income per share - pro forma	$ 1.25	$ 0.48	**$ 0.60**
Diluted net income per share - as reported	$ 1.38	$ 0.74	**$ 0.89**
Diluted net income per share - pro forma	$ 1.16	$ 0.46	**$ 0.59**

The impact on pro forma net income per share and net income in the table above may not be indicative of the effect in future years as options vest over several years and Plantronics continues to grant stock options to new and current employees.

Product Warranty Obligations. Plantronics provides for the estimated costs of product warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold. In the case of products manufactured by us, our warranties generally start from the delivery date and continue for up to two years depending on the product purchased. Factors that affect our warranty obligation include product failure rates, material usage, and service delivery costs incurred in correcting product failures. We assess the adequacy of our recorded warranty liabilities quarterly and make adjustments to the liability if necessary.

Changes in warranty obligation, which is included as a component of "Accrued liabilities" on the consolidated balance sheets, during the year ended March 31, 2003, are as follows:

(in thousands)	Warranty Liability
Warranty liability at March 31, 2002	$ 6,420
Warranty provision related to products shipped during the year	8,320
Deductions for warranty claims processed	(8,835)
Warranty liability at March 31, 2003	$ 5,905

Other Guarantees and Obligations. As permitted and/or required under Delaware law and to the maximum extent allowable under that law, Plantronics has agreements whereby Plantronics indemnifies its current and former officers and directors for certain events or occurrences while the officer or director is, or was, serving at Plantronics' request in such capacity. These indemnifications are valid as long as the director or officer acted in good faith and in a manner that a reasonable person believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments Plantronics could be required to make under these indemnification agreements is unlimited; however, Plantronics has a director and officer insurance policy that limits Plantronics' exposure and enables Plantronics to recover a portion of any future amounts paid. As a result of Plantronics' insurance policy coverage, Plantronics believes the estimated fair value of these indemnification obligations is not significant.*

As is customary in Plantronics' industry, as provided for in local law in the U.S. and other jurisdictions, Plantronics' standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, Plantronics indemnifies customers against combinations of loss, expense, or liability arising from various trigger events to the sale and the use of our products and services. In addition, from time to time Plantronics also provides protection to customers against claims related to undiscovered liabilities, additional product liability or environmental obligations. In Plantronics' experience, claims made under these indemnifications are rare and the associated estimated fair value of the liability is not material.*

Recent Accounting Pronouncements. In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force No. 94-3 pursuant to which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement has not had a material impact on our financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for Plantronics for financial statements issued after December 15, 2002. These consolidated financial statements comply with the disclosure requirements of this interpretation and also comply with the recognition and measurement provisions for guarantees issued or modified after December 31, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are effective for Plantronics beginning in the second quarter of fiscal 2004. We believe that the adoption of this standard will have no material impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require more prominent disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. SFAS 148 is effective for fiscal years ending after December 15, 2002. These consolidated financial statements comply with the provisions of SFAS 148.

In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We believe that the adoption of FIN 46 will not have a material impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on our financial statements.

Reclassifications. Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

NOTE 3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

(in thousands)	March 31, 2002	2003
Accounts receivable, net:		
Accounts receivable	$ 58,195	$ 65,931
Less: sales returns, promotions and rebates	(11,347)	(12,067)
Less: allowance for doubtful accounts	(3,010)	(3,361)
	$ 43,838	$ 50,503
Inventory, net:		
Finished goods	$ 23,576	$ 18,273
Work in process	831	1,229
Purchased parts	18,068	22,664
Less: allowance for excess and obsolete inventory	(6,372)	(8,408)
	$ 36,103	$ 33,758
Property, plant and equipment, net:		
Land	$ 4,693	$ 4,693
Buildings and improvements (useful life 7-30 years)	16,350	19,189
Machinery and equipment (useful life 2-10 years)	52,747	61,496
	73,790	85,378
Less: accumulated depreciation	(38,090)	(48,421)
	$ 35,700	$ 36,957
Accrued liabilities:		
Employee benefits	$ 11,008	$ 12,283
Accrued advertising and sales and marketing	1,938	2,150
Warranty accrual	6,420	5,905
Accrued other	6,502	6,897
	$ 25,868	$ 27,235

NOTE 4. DEBT

We have an unsecured revolving credit facility and letter of credit subfacility, with a major bank for $75 million that matures on July 31, 2003. Any principal outstanding bears interest at our choice of prime rate minus 1% or LIBOR plus 0.875%, depending on the rate choice and performance level ratios. As of March 31, 2003, we had no borrowings under the revolving credit facility and $0.9 million outstanding under the letter of credit subfacility. The revolving credit facility includes certain covenants including a net funded debt to EBITDA ratio, an interest coverage ratio, and a quick ratio, that materially limit our ability to incur debt and pay dividends, among other matters. We were in compliance with the terms of the covenants as of March 31, 2003.

NOTE 5. CAPITAL STOCK

As of the beginning of fiscal 2001, there were 554,721 shares of Common Stock authorized for repurchase. During fiscal 2001, the Board of Directors authorized Plantronics to repurchase an additional 1,500,000 shares of Common Stock. During fiscal 2001, we repurchased 1,333,100 shares of our Common Stock in the open market at a total cost of $40.1 million, and an average price of $30.02 per share. Through our employee benefit plans, we reissued 99,925 shares for proceeds of $2.8 million. As of March 31, 2001, there were 721,621 remaining shares available for repurchase under all repurchase authorizations.

During fiscal 2002, the Board of Directors authorized Plantronics to repurchase an additional 3,000,000 shares of Common Stock. During fiscal 2002, we repurchased 3,581,421 shares of our Common Stock in the open market at a total cost of $72.1 million, and an average price of $20.10 per share. Through our employee benefit plans, we reissued 133,110 shares for proceeds of $2.5 million. Shares repurchased in fiscal year 2002 that exceeded the additional 3,000,000 shares pertained to authorizations from prior years. As of March 31, 2002, there were 140,200 remaining shares authorized for repurchase under all repurchase authorizations.

During fiscal 2003, the Board of Directors authorized Plantronics to repurchase an additional 3,000,000 shares of Common Stock. During fiscal 2003, we repurchased 2,874,800 shares of our Common Stock in the open market at a total cost of $44.8 million, and an average price of $15.56 per share. Through our employee benefit plans, we reissued 152,700 shares for proceeds of $2.2 million. As of March 31, 2003, there were 265,400 remaining shares authorized for repurchase under all repurchase authorizations.

In March 2002, Plantronics established a stock purchase rights plan under which stockholders may be entitled to purchase Plantronics stock or stock of an acquirer of Plantronics at a discounted price in the event of certain efforts to acquire control of Plantronics. The rights expire on the earliest of (a) April 12, 2012, or (b) the exchange or redemption of the rights pursuant to the rights plan.

NOTE 6. INCOME TAXES

Income tax expense for fiscal 2001, 2002 and 2003 consisted of the following:

	Fiscal Year Ended March 31,		
(in thousands)	2001	2002	**2003**
Current:			
Federal	$ 23,132	$ 2,782	**$ 8,056**
State	1,900	(2,310)	**154**
Foreign	4,976	5,446	**5,863**
Deferred:			
Federal	(1,371)	940	**1,216**
State	(35)	94	**(5)**
	$ 28,602	$ 6,952	**$ 15,284**

Pre-tax earnings of the foreign subsidiaries were $34.5 million, $24.0 million and $21.9 million for fiscal years 2001, 2002 and 2003, respectively. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $107.1 million at March 31, 2003. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability. Plantronics has not provided taxes for these earnings at U.S. tax rates due to the fact that these earnings are considered permanently reinvested.

During fiscal 2002 and 2003, the successful completion of routine tax audits and a reassessment of reserves related to certain foreign tax matters, research and development tax credits and the expiration of certain statutes of limitation, resulted in favorable tax adjustments. These favorable tax adjustments reduced income tax expense by $5.1 million and $1.7 million, respectively.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

	Fiscal Year Ended March 31,		
(in thousands)	2001	2002	**2003**
Tax expense at statutory rate	$ 35,753	$ 15,120	**$ 19,866**
Foreign operations taxed at different rates	(7,451)	(2,956)	**(1,787)**
Foreign tax credit	(2,097)	(181)	**(135)**
State taxes, net of federal benefit	1,900	273	**154**
Research and development credit	(640)	(3,049)	**(898)**
Favorable tax assessment	—	(2,562)	**—**
Expiration of statutes of limitation	—	—	**(1,744)**
Other, net	1,137	307	**(172)**
	$ 28,602	$ 6,952	**$ 15,284**

Deferred tax assets and liabilities represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	March 31,	
(in thousands)	2002	**2003**
Current assets:		
Accruals and other reserves	$ 4,790	**$ 5,629**
Deferred state tax	—	**231**
Other deferred tax assets	1,076	**497**
	$ 5,866	**$ 6,357**
Non-current (liabilities):		
Deferred gains on sales of properties	$ (2,413)	**$ (2,413)**
Unremitted earnings of certain subsidiaries	(3,064)	**(3,064)**
Deferred state tax	730	**—**
Other deferred tax liabilities	(2,418)	**(3,390)**
	$ (7,165)	**$ (8,867)**
Total net deferred tax (liabilities)	$ (1,299)	**$ (2,510)**

NOTE 7. EMPLOYEE BENEFIT PLANS

Subject to eligibility requirements, substantially all Plantronics' employees, with the exception of direct labor in Mexico, participate in quarterly cash profit sharing plans. The profit sharing benefits are based on Plantronics' results of operations before interest and taxes, adjusted for other items. The percentage of profit distributed to employees varies by location. The profit sharing is paid in four quarterly installments. Profit sharing payments are allocated to employees based on each participating employee's base salary as a percent of all participants' base salaries. U.S. employees may defer a portion of their profit sharing under the 401(k) plan.

In fiscal 2001, we restructured our compensation program for U.S. employees to reallocate employees' base salary, profit sharing and deferred compensation under the 401(k) plan. For employees in the North American, Asia-Pacific and Latin American regions, the profit sharing plan provides for the distribution of 5% of quarterly profits to qualified employees. Our profit sharing program for our European employees remains unchanged. Total profit sharing payments were $6.7 million, $2.8 million and $3.1 million for fiscal 2001, 2002 and 2003, respectively. The 401(k) plan matches 50% of the first 6% of compensation and provides a non-elective company contribution equal to 3% of base salary. Total 401(k) contributions were $2.0 million, $2.1 million and $2.3 million for fiscal 2001, 2002, and 2003, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Minimum Future Rental Payments. We lease certain equipment and facilities under operating leases expiring in various years through 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2003 are as follows (in thousands):

Fiscal Year Ending March 31,	Amount
2004	$ 2,556
2005	2,093
2006	1,201
2007	723
2008	720
Thereafter	3,757
Total minimum future rental payments	$ 11,050

Total rent expense for operating leases was approximately $1.8 million in fiscal 2001, $2.5 million in fiscal 2002, and $2.7 million in fiscal 2003.

Existence of Renewal Options. Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Claims and Litigation. We are presently engaged in a lawsuit filed in the Superior Court in Santa Clara County, California by GN Hello Direct, Inc., a former Plantronics retail catalog distributor that was acquired by our single largest competitor, GN Netcom. GN Hello Direct makes various claims associated with the termination of the distribution relationship between Plantronics and Hello Direct, including that Hello Direct has suffered approximately $11 million in damages as a result of the breach of contract claim and $30 million in damages for conduct arising at or after termination of the contract.

This case was tried in October 2002. We were granted summary judgment on GN Hello Direct's breach of contract claims prior to trial. At trial, GN Hello Direct's claims against us for Interference with Prospective Economic Advantage were found by the jury to be without merit, and a defense verdict was returned on our behalf. We were awarded approximately $0.8 million with 10% simple interest from March 15, 2001 for product sold by us to GN Hello Direct and for which GN Hello Direct had not paid us. On post trial motions both parties asked for a judgment notwithstanding the verdict on the issue of the product sold by us to GN Hello Direct that was not paid for by GN Hello Direct. The court granted a new trial on this issue alone. In further post trial motions, we received awards of attorney's fees and costs of $1.67 million. GN Hello Direct appealed. We are defending the appeal vigorously and are aggressively prosecuting our claim for damages for product sold by us to Hello Direct but not paid for by them.

We are also involved in various other legal actions arising in the normal course of our business. We believe that it is unlikely that any of these actions will have a material adverse impact on our operating results.* However, because of the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable and could have a material adverse effect on our financial condition or results of operations.

NOTE 9. SEGMENTS AND ENTERPRISE-WIDE DISCLOSURES

Segments. We are engaged in the design, manufacture, marketing and sales of telecommunications equipment including headsets, telephone headset systems, and other specialty telecommunications products. Plantronics considers itself to operate in one business segment.

Products. The following table presents net revenues by market:

(in thousands)	Fiscal Year Ended March 31, 2001	2002	2003
Net sales from unaffiliated customers:			
Office and contact center	$ 313,707	$ 237,505	$ 244,358
Mobile and computer	62,688	61,387	68,582
Other specialty products	14,353	12,289	24,568
	$ 390,748	$ 311,181	$ 337,508

Major Customers. No customer accounted for 10% or more of total revenues, nor did any one customer account for 10% or more of accounts receivable for fiscal 2001, 2002 or 2003 and the respective year ends.

Geographic Information. In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. The following table presents net revenues and long-lived assets by geographic area:

(in thousands)	Fiscal Year Ended March 31, 2001	2002	2003
Net sales from unaffiliated customers:			
United States	$ 266,271	$ 213,655	$ 228,942
Europe, Middle East and Africa	87,427	69,023	76,501
Asia Pacific and Latin America	21,639	16,846	20,362
Other International	15,411	11,657	11,703
Total International	124,477	97,526	108,566
	$ 390,748	$ 311,181	$ 337,508
Long-lived assets:			
United States	$ 19,980	$ 23,267	$ 23,907
Total International	12,703	12,433	13,050
	$ 32,683	$ 35,700	$ 36,957

NOTE 10. STOCK OPTION PLANS AND STOCK PURCHASE PLANS

Employee Stock Option Plan. In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Option Plan (the "1993 Stock Option Plan"). Under the 1993 Stock Option Plan, 22,927,726 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) were reserved cumulatively since inception for issuance to employees and consultants of Plantronics, as approved by the Compensation Committee of the Board of Directors and the Stock Option Plan Committee (comprised of the CEO and a representative of the Finance, Human Resources, and Legal departments). The 1993 Stock Option Plan has a term of 10 years, provides for incentive stock options as well as nonqualified stock options to purchase shares of Common Stock, and is due to expire in September 2003.

Under the existing Employee Stock Option Plan, incentive stock options may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 10 years. Incentive stock options granted to a 10% stockholder may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. All stock options granted after May 16, 2001 may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant.

Options granted prior to June 1999 generally vested over a four-year period and those options granted subsequent to June 1999 generally vest over a five-year period. In July 1999, the Stock Option Plan Committee was authorized to make option grants to employees who are not senior executives pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee.

Directors' Stock Option Plan. In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and has reserved cumulatively since inception a total of 300,000 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) for issuance to non-employee directors of Plantronics. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 12,000 shares of Common Stock on the date which the person becomes a new director. Annually thereafter, each continuing non-employee director shall be automatically granted an option to purchase 3,000 shares of Common Stock. At the end of fiscal year 2003, options for 164,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four-year period. The Directors' Option Plan will expire by its terms in September 2003.

Stock option activity under the 1993 Stock Option Plan and the Directors' Option Plan are as follows:

	Shares Available for Grant	Options Outstanding	
		Shares	Weighted Average Exercise Price
Balance at March 31, 2000	278,474	7,898,979	$ 13.88
Options authorized	2,670,000	—	—
Options granted	(1,720,027)	1,720,027	35.02
Options exercised	—	(1,516,000)	9.67
Options cancelled	390,984	(390,984)	20.14
Balance at March 31, 2001	1,619,431	7,712,022	19.12
Options authorized	2,000,000	—	—
Options granted	(2,605,075)	2,605,075	19.61
Options exercised	—	(127,449)	9.74
Options cancelled	215,982	(215,982)	26.17
Balance at March 31, 2002	1,230,338	9,973,666	19.21
Options authorized	2,000,000	—	—
Options granted	(1,890,503)	1,890,503	16.33
Options exercised	—	(502,147)	4.38
Options cancelled	352,614	(352,614)	24.99
Balance at March 31, 2003	1,692,449	11,009,408	19.22
Exercisable at March 31, 2003		6,234,739	$ 17.94

Significant option groups outstanding at March 31, 2003, and related weighted average prices and lives are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding as of March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of March 31, 2003	Weighted Average Exercise Price
$ 0.30 - $ 13.90	2,342,350	4.03	$ 7.94	2,113,975	$ 7.30
13.91 - 17.49	3,158,389	8.45	16.74	794,759	16.64
17.50 - 21.75	2,609,026	7.10	20.68	1,590,323	20.79
21.76 - 35.46	2,467,017	7.08	27.73	1,514,504	27.07
35.47 - 55.13	432,626	7.50	40.97	221,178	41.20
$ 0.30 - $ 55.13	11,009,408	6.85	$ 19.22	6,234,739	$ 17.94

Employee Stock Purchase Plan. On June 10, 2002, the Board of Directors of Plantronics approved the 2002 Employee Stock Purchase Plan (the "2002 ESPP"), which was approved by the stockholders on July 17, 2002, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan qualifies under Section 423 of the Internal Revenue Code. Under the 2002 ESPP plan, which is effective through June 2012, the purchase price of our Common Stock is equal to 85% of the lesser of the fair market value of our Common Stock on (i) the first day of the offering period, or (ii) the last day of the offering period. Each offering period is six months long.

There were 25,443, 41,889 and 56,806 shares issued under the ESPP in fiscal 2001, 2002, and 2003, respectively.

Senior Executive Stock Ownership Plan. In November 1996, the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of our Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five-year period in annual increments of 20% of target or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, we will sell our Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of Plantronics' stock are as follows: 401(k) plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising vested stock options and holding the stock. The discounted price is not applicable to exercising options and holding stock from such exercises.

Fair Value Disclosures. All options in fiscal 2001, 2002 and 2003 were granted at an exercise price equal to the market value of Plantronics' Common Stock at the date of grant.

The fair value of options at date of grant was estimated using the Black-Scholes model. The following assumptions were used and weighted-average fair values resulted:

	Stock Option Plans Fiscal Year Ended March 31,			Employee Stock Purchase Plan Fiscal Year Ended March 31,		
	2001	2002	**2003**	2001	2002	**2003**
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life (in years)	6.0	6.0	6.0	0.5	0.5	0.5
Expected volatility	86.0%	51.0%	59.4%	86.0%	59.0%	46.2%
Risk-free interest rate	5.5%	4.5%	3.4%	6.1%	3.3%	1.2%
Weighted-average fair value	$26.55	$10.50	$9.72	$8.39	$4.92	$3.02

Volatility is a measure of the amount by which a price has fluctuated over an historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a U.S. Treasury bill or bond that approximates the expected life of the options.

NOTE 11. ACQUISITION

On January 2, 2002, we acquired 100% of the capital stock of privately held Ameriphone, Inc. ("Ameriphone") of Garden Grove, California, to strengthen our product line in the hearing-impaired market for specialized telephones and other equipment. The results of Ameriphone's operations have been included in the consolidated financial statements since the date of acquisition. Ameriphone was a leading supplier of amplified telephones and other solutions to address the needs of individuals with hearing impairment and other special needs. Ameriphone was combined with Plantronics' Walker product group, a leading supplier of amplified telephones, specialty handsets and communication test equipment, to serve the special needs market. The net cash purchase price was $10.4 million. We obtained valuations of inventory, goodwill and intangible assets from an independent valuation firm.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	January 2, 2002
Current assets	$ 5,555
Property, plant and equipment	503
In-process research and development	100
Intangible assets	4,500
Goodwill	3,250
Total assets acquired	13,908
Liabilities assumed	(3,492)
Net assets acquired	$ 10,416

The following unaudited pro forma summary presents our results of operations assuming the Ameriphone acquisition had been consummated at the beginning of fiscal 2002:

(in thousands, except per share amounts)	Fiscal Year Ended March 31, 2002
Net sales	$ 320,307
Net income	37,510
Diluted EPS	$ 0.76

NOTE 12. GOODWILL AND INTANGIBLES

During the first quarter of fiscal 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." In accordance with SFAS 142, we discontinued goodwill amortization in April 2001.

The following table presents net income on a comparable basis, after adjustment for goodwill amortization:

(in thousands, except earnings per share)	Fiscal Year Ended March 31, 2001	2002	2003
Reported net income	$ 73,550	$ 36,248	$ 41,476
Add back: goodwill amortization	695	—	—
Adjusted net income	$ 74,245	$ 36,248	$ 41,476
Basic earnings per share:			
As reported	$ 1.49	$ 0.77	$ 0.92
As adjusted	$ 1.51	$ 0.77	$ 0.92
Diluted earnings per share:			
As reported	$ 1.38	$ 0.74	$ 0.89
As adjusted	$ 1.39	$ 0.74	$ 0.89

The aggregate amortization expense on intangibles for fiscal 2001, 2002, and 2003 was $0.4 million, $0.6 million and $0.9 million, respectively. The following table presents information on acquired intangible assets (in thousands):

	March 31, 2002		March 31, 2003	
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Technology	$ 2,460	$ (417)	$ 2,460	$ (817)
State contracts	1,300	(46)	1,300	(232)
Patents	700	(25)	700	(125)
Customer lists	533	(400)	533	(533)
Trademarks	300	(11)	300	(54)
Non-compete agreements	200	(10)	200	(50)
Total	$ 5,493	$ (909)	$ 5,493	$ (1,811)

Estimated Amortization Expense	
Fiscal Year Ending March 31,	
2004	$ 654
2005	$ 654
2006	$ 654
2007	$ 644
2008	$ 614

The following table summarizes the changes in the carrying amount of goodwill during fiscal 2002 and 2003:

(in thousands)	2002	2003
Balance, April 1	$ 6,084	$ 9,542
Acquisition	3,250	—
Carrying value adjustments	—	(156)
Reclassification of intangible asset	208	—
Balance, March 31	$ 9,542	$ 9,386

In fiscal 2002, workforce in place was reclassified from intangible assets to goodwill. In fiscal 2003, an adjustment to the goodwill carrying value was made as actual expenses differed slightly from those accrued originally.

NOTE 13. FOREIGN CURRENCY HEDGING

During the first quarter of fiscal year 2002, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which did not have a material impact on our financial position

Beginning in the first quarter of fiscal year 2002, and during fiscal 2003 we entered into foreign currency forward-exchange contracts, which typically mature in one month, to hedge the exposure to foreign currency fluctuations of expected foreign currency-denominated receivables, payables and cash balances. We record on the balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in results of operations. Gains and losses associated with currency rate changes on the contracts are recorded in other income (expense), offsetting transaction gains and losses on the related assets and liabilities.

As of March 31, 2003, we had a net position of $3.2 million of foreign currency forward-exchange contracts outstanding, in the Euro and Great British Pound, as a hedge against our forecasted foreign currency-denominated receivables, payables and cash balances. The following table summarizes our net currency position, and approximate U.S. dollar equivalent at March 31, 2003:

(in thousands)	Local Currency	USD Equivalent	Position	Maturity
EUR	4,364	$ 4,700	Sell	1 month
GBP	(954)	$ (1,500)	Buy	1 month

Foreign currency transaction losses, net of the effect of hedging activity, for fiscal 2001 and 2002 were $2.2 million, and $0.4 million, respectively. Foreign currency transaction gains, net of the effect of hedging activity for fiscal 2003 were $0.9 million.

NOTE 14. RELATED PARTY TRANSACTIONS

A member of our Board of Directors is a director and employee of a management consulting firm. We have entered into a consulting agreement with this firm under which certain management consulting services are provided to Plantronics from time to time. The total amounts paid to this firm for the years ended March 31, 2001, 2002 and 2003 were $1.1 million, $0.4 million, and $1.2 million, respectively. As of March 31, 2002 there was $0.1 million due to this firm under the agreement. No material amounts were due to this firm as of March 31, 2003.

Management's Report on Responsibility for Financial Reporting

TO OUR STOCKHOLDERS:

The management of Plantronics, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

We maintain an internal control structure that consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of March 31, 2003 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls. We maintain an active Standards of Conduct program intended to provide that employees adhere to the highest standards of personal and professional integrity.

The Audit Committee of the Board of Directors consists of three directors who are not employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as an Audit Committee member. The Audit Committee annually recommends to the Board independent auditors for appointment, subject to stockholder ratification. Pursuant to stockholder approval at last year's annual meeting, PricewaterhouseCoopers LLP was selected as our independent accountants. Our independent accountants at all times have full and free access to the Audit Committee.

The accounting firm of PricewaterhouseCoopers LLP has performed an independent audit of our financial statements. Management has made available to PricewaterhouseCoopers LLP all of the financial records of Plantronics and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate. The accounting firm's report appears below.



Ken Kannappan
President and Chief Executive Officer



Barbara Scherer
Senior Vice President
Finance and Administration
and Chief Financial Officer

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PLANTRONICS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Jose, California

April 18, 2003

Selected Financial Data

STATEMENT OF OPERATIONS DATA

(in thousands, except earnings per share)	Fiscal Year Ended March 31, 1999	2000	2001	2002	**2003**
Net sales	$282,546	$309,143	$390,748	$311,181	**$337,508**
Net income	$ 54,204	$ 64,517	$ 73,550	$ 36,248	**$ 41,476**
Diluted net income per common share	$ 0.99	$ 1.22	$ 1.38	$ 0.74	**$ 0.89**
Shares used in diluted per share calculations	54,846	53,019	53,263	49,238	**46,584**

BALANCE SHEET DATA

(in thousands)	Fiscal Year Ended March 31, 1999	2000	2001	2002	**2003**
Cash, cash equivalents, and marketable securities	$ 42,999	$ 45,309	$ 73,930	$ 60,310	**$ 59,725**
Total assets	141,828	168,307	227,877	201,058	**205,209**
Long-term debt	—	—	—	—	**—**
Total stockholders' equity	89,405	105,376	173,047	141,993	**146,930**

QUARTERLY DATA (UNAUDITED)

(in thousands, except earnings per share)	Quarter Ended June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
Net sales	$ 77,790	$ 75,297	$ 79,867	$ 78,227
Gross profit	36,744	35,649	37,257	38,195
Net income	$ 8,108	$ 6,838	$ 10,507	$ 10,795
Diluted net income per common share	$ 0.16	$ 0.14	$ 0.21	$ 0.22

QUARTERLY DATA (UNAUDITED)

(in thousands, except earnings per share)	Quarter Ended June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003
Net sales	$ 80,268	$ 82,370	$ 86,811	$ 88,059
Gross profit	41,458	41,635	42,521	43,329
Net income	$ 10,174	$ 11,530	$ 9,201	$ 10,571
Diluted net income per common share	$ 0.21	$ 0.24	$ 0.20	$ 0.23

Corporate Directors and Officers

DIRECTORS

Marv Tseu
Chief Executive Officer,
Active Reasoning Corp.

Patti Hart
Former Chairman, President and
Chief Executive Officer,
Excite@Home, Inc.

Ken Kannappan
President and Chief Executive Officer,
Plantronics, Inc.

Trude Taylor
Principal, TC Associates

David Wegmann
Private Investor

Roger Wery
Director, Pittiglio Rabin Todd & McGrath

OFFICERS

Ken Kannappan
President and Chief Executive Officer

Michael Hartberger
Acting President, Walker/Ameriphone

Don Houston
Senior Vice President, Sales

Jean-Claude Malraison
Managing Director, Europe,
Middle East & Africa

Craig May
Senior Vice President, Marketing,
Product Development & Technology

Barbara Scherer
Senior Vice President, Finance and
Administration and Chief Financial Officer

Joyce Shimizu
Vice President, Strategic Portfolio &
Product Management

Terry Walters
Vice President, Operations

Corporate Information

CORPORATE HEADQUARTERS

345 Encinal Street
Santa Cruz, California 95060
USA
T (831) 426-5858
F (831) 426-6098
www.plantronics.com

REGISTRAR AND TRANSFER AGENT

Fleet National Bank
c/o EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
USA
T (781) 575-3170
www.equiserve.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
San Jose, California USA

CORPORATE COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California USA

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission that contains additional information about Plantronics may be obtained without charge by writing to:

Investor Relations
Plantronics, Inc.
P.O. Box 1802
Santa Cruz, California 95061-1802
USA
Or visit the Plantronics website at
www.plantronics.com

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Plantronics' Common Stock, $.01 par value, has traded on the New York Stock Exchange, under the symbol "PLT," since Plantronics' initial public offering on January 19, 1994. The initial offering price, on a split adjusted basis, was $2.08 per share.

The following table sets forth the quarterly high and low sales prices for the Common Stock for our 2002 and 2003 fiscal years.

FY 2002	Low	High
First Quarter	$16.72	$25.09
Second Quarter	$16.45	$23.36
Third Quarter	$16.30	$26.04
Fourth Quarter	$19.01	$27.35

FY 2003	Low	High
First Quarter	$17.55	$23.64
Second Quarter	$15.95	$20.34
Third Quarter	$13.36	$18.85
Fourth Quarter	$12.78	$16.30

We paid no cash dividends during fiscal 2002 and 2003, and we have no current intention to pay cash dividends. Our Credit Agreement with a major bank restricts us from paying cash dividends on shares of our Common Stock to the extent that the aggregate amount of all such dividends paid or declared and Common Stock repurchased in any four consecutive fiscal quarter periods (including the quarter in which any such cash dividends are declared or paid or any such Common Stock is repurchased) exceeds 50% of our cumulative consolidated net income reported in the eight consecutive fiscal quarter periods ending with the fiscal quarter immediately preceding the date of declaration of such dividend.

As of March 29, 2003, there were 112 holders of record of Plantronics' Common Stock.

Design: Michael Patrick Partners. www.mppinc.com

Plantronics Worldwide Operations

AUSTRALIA
Level 2, 200 Arden Street
North Melbourne
Victoria 3051, Australia
T (61-3) 9321-0144
F (61-3) 9321-0162

BRAZIL
Av. São Gabriel, 201 – #1602
01435-001 Sao Paulo
SP Brazil
T (55-11) 3168-8759
F (55-11) 3168-5309

CANADA
225 Hymus Boulevard,
Suite 10
Pointe Claire, Quebec
H9R 1G4 Canada
T (514) 694-3185
F (514) 694-7770

CHINA
R2202, North Block,
Huibei Bld
Xinzhou Nan Road, Futian
Shenzhen, China
Post Code: 518048
T (86-755) 8356 6480
F (86-755) 8356 6481

FRANCE
424 La Closerie Mont d'Est
93193 Noisy-le-Grand, France
T (33-1) 4649-8300
F (33-1) 4649-8309

GERMANY
Postfach 7146
50342 Hürth (Cologne)
Germany
T (49) 2233-399-0
F (49) 2233-399-399

HONG KONG
1801 Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong
T (852) 2375-8480
F (852) 2377-0573

INDIA
#103, Sushant Plaza
First Floor
Sushant Lok-I,Gurgaon -
122002,
Haryana, India
T (91) 124 5013652
F (91) 124 5013651

ITALY
Centro Direzionale Lombardo
Palazzo G
Via Roma 108
20060 Cassina de' Pecchi
Milano, Italy
T (39-02) 95-11900
F (39-02) 95-11903

JAPAN
Hibiya Central Bldg 14F
1-2-9, Nishi-Shinbashi
Minato-ku
Tokyo 105-0003, Japan
T (81-3) 5532-7293
F (81-3) 5532-7425

MEXICO
Avenida Produccion, #12
Parque Industrial
Internacional
Tijuana, Mesa de Otay
Tijuana, Baja California
22390 Mexico
T (52-66) 822-798
F (52-66) 822-796

THE NETHERLANDS
South Point, Building C
Scorpius 140
2132 LR Hoofddorp
Netherlands
T (31-23) 564-8010
F (31-23) 562-6790

SINGAPORE
391 A Orchard Road
#12-01 Ngee Ann City
Tower A
Singapore 238873
T (65) 838-5239
F (65) 235-1447

SPAIN
Edificio Londres
Complejo Europa Empresarial
Carretera de la Coruña
Km., 24
28230 Las Rozas
Madrid, Spain
T (34-91) 6404744
F (34-91) 6404746

SWEDEN
Kristinagatan 10
S-702 14 Orebro, Sweden
T (46-19) 121-930
F (46-19) 121-933

TAIWAN
21F-6 No. 398 Hwang-Pei Road
Chung-Li City, Taiwan, R.O.C.
T (866-3) 422-9249
F (886-3) 427-3555

UNITED KINGDOM
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England,
United Kingdom
T (44-17) 93-848999
F (44-17) 93-848853

WALKER EQUIPMENT
4289 Bonny Oaks Drive
Suite 106
Chattanooga, TN 37406
T (423) 622-7793
F (423) 622-0414

AMERIPHONE
12082 Western Avenue
Garden Grove, CA 92841
T (714) 897-0803
F (714) 897-4703









Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
T (831) 426-5858
F (831) 426-6098
www.plantronics.com